Filed by Nanometrics Incorporated

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934, as amended

Subject Company: Rudolph Technologies, Inc.

(Commission File No. 001-36226)

News

Nanometrics and Rudolph Technologies Jointly Announce Combined

Company is Expected to Hold 2019 Third Quarter Financial Results

Conference Call on November 7, 2019

MILPITAS, Calif. and WILMINGTON, Mass. – October 14, 2019 – Nanometrics Incorporated (NASDAQ: NANO) and Rudolph Technologies, Inc. (NYSE: RTEC), today announced they expect to jointly release 2019 third quarter financial results after the market closes on Thursday, November 7, 2019, subject to the closing of their previously announced merger of equals, which is expected to close before the end of October, subject to receipt of requisite stockholder approvals and satisfaction of other customary closing conditions. In conjunction with this anticipated joint release, the combined company is expected to host a conference call, which will be broadcast live over the internet. The call will take place:

November 7, 2019 at 4:30 p.m. (ET)

To participate in the call, please dial 888-394-8218 (Domestic) or +1-720-452-9217 (International), reference confirmation code 3449338 at least five (5) minutes prior to the scheduled start time. A live webcast will also be available at www.nanometrics.com and www.rudolphtech.com.

To listen to the live webcast, please go to the website at least fifteen (15) minutes early to register, download and install any necessary audio software.

There will be a replay of the conference call available from 7:30 p.m. ET on November 7 until 7:30 p.m. ET on November 14, 2019. To access the replay, please dial 888-203-1112 (Domestic) or +1-719-457-0820 (International) at any time during that period and use audio replay passcode 34493384. A replay will also be available at www.nanometrics.com and www.rudolphtech.com.

About Nanometrics

Nanometrics Incorporated (“Nanometrics”) is a leading provider of advanced, high-performance process control metrology and inspection solutions used primarily in the semiconductor manufacturing industry, as well as in the fabrication of other solid-state devices and components in the optoelectronic, LED and storage industries, and more recently in the industrial, aerospace and scientific research markets. Nanometrics’ process control solutions include automated and integrated metrology systems as well as software and analytics that measure and monitor key elements of device performance and yield, such as critical dimensions, device structures, surface shape and profile, overall topography and various thin film properties, including three-dimensional features and film thickness, as well as the optical, electrical and material properties of various substrates, devices and components. Nanometrics’ solutions enable advanced process control for device manufacturers, providing improved device yield at reduced manufacturing cycle time, supporting the accelerated product life cycles in the semiconductor and other advanced markets. The company maintains its headquarters in Milpitas, California, with sales and service offices worldwide. Nanometrics is traded on Nasdaq Global Select Market under the symbol NANO. Nanometrics’ website is http://www.nanometrics.com.

About Rudolph

Rudolph Technologies, Inc. (“Rudolph”) is a leader in the design, development, manufacture and support of defect inspection, lithography, process control metrology, and process control software used by semiconductor and advanced packaging device manufacturers worldwide. Rudolph delivers comprehensive solutions throughout the fab with its families of proprietary products that provide critical yield-enhancing information, enabling microelectronic device manufacturers to drive down costs and time to market of their devices. Headquartered in Wilmington, Massachusetts, Rudolph supports its customers with a worldwide sales and service organization. Additional information can be found on Rudolph’s website at www.rudolphtech.com.

Forward-Looking Statements

The statements in this communication regarding (1) the expected consummation of the merger of equals between Nanometrics and Rudolph (the “Proposed Transaction”), (2) the expected timing of the earnings release and (3) the expected timing and holding of the joint conference call are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to risks and uncertainties, including the ability of Nanometrics and Rudolph to obtain the approval of the Proposed Transaction by their respective stockholders and the timing of the closing of the Proposed Transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the Proposed Transaction to close for any other reason. Neither Nanometrics nor Rudolph assumes any obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Proposed Transaction. In connection with the Proposed Transaction, Nanometrics filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 on September 6, 2019, which includes a joint proxy statement of Nanometrics and Rudolph that also constitutes a prospectus of Nanometrics. The registration statement was declared effective by the SEC on September 10, 2019, and Nanometrics and Rudolph commenced mailing the joint proxy statement/prospectus to stockholders of Nanometrics and stockholders of Rudolph on or about September 12, 2019. Each of Nanometrics and Rudolph also plan to file other relevant documents with the SEC regarding the Proposed Transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents containing important information about Nanometrics and Rudolph through SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nanometrics are available free of charge on Nanometrics’ website at investor.nanometrics.com or by contacting Nanometrics’ Investor Relations Department by email at ir@nanometrics.com or by phone at (530) 265-9899. Copies of the documents filed with the SEC by Rudolph re available free of charge on Rudolph’s website at investors.rudolphtech.com or by contacting Rudolph’s Investor Relations Department by email at investors@rudolphtech.com or by phone at (978) 253-6200.

Participants in the Solicitation

Nanometrics, Rudolph and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of Nanometrics is set forth in Nanometrics’ proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 3, 2019, and Nanometrics’ Annual Report on Form 10-K for the fiscal year ended December 29, 2018, which was filed with the SEC on February 25, 2019. Information about the directors and executive officers of Rudolph is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 2, 2019, and Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 15, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Investors should read the joint proxy statement/prospectus and other relevant materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Nanometrics or Rudolph using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Nanometrics Contacts

Greg Swyt

Vice President, Finance

(408) 545-6008

ir@nanometrics.com

Claire McAdams

(530) 265-9899

claire@headgatepartners.com

Rudolph Contacts

Michael Sheaffer

(978) 253-6273

mike.sheaffer@rudolphtech.com